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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING



(CHECK ONE):

|_|   FORM 10-K AND FORM 10-KSB        |_|  FORM 20-F            |_|  FORM 11-K
|X|   FORM 10-Q AND FORM 10-QSB        |_|  FORM N-SAR


         For Period Ended: Quarter Ended March 31, 2006

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-F
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR

         For the Transition Period Ended:


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          Read Instruction Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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         Full Name of Registrant:        Synova Healthcare Group, Inc.

         Former Name if Applicable:      N/A

         Address of Principal
         Executive Office:               1400 North Providence Road, Suite 6010
                                         Media, Pennsylvania  19063

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PART II--RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Synova Healthcare Group, Inc. (the "Company") has determined that it is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2006 (the "Form 10-QSB") within the prescribed period. The Company has within only the past several days received financial information on BioPad Ltd., a company in which it owns a 25% interest, which financial information is necessary for the Company to complete its quarterly financial statements and its Form 10-QSB. Also, during this quarter the Company has had to comply for the first time with Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"). Both of these circumstances have increased the time the Company has needed to prepare its quarterly financial statements and the Form 10-QSB. This inability to timely file the Form 10-QSB could not have been eliminated by the Company without unreasonable effort or expense.


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PART IV--OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

                  Robert L. Edwards        (610)                565-7080
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                       (Name)            (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 |X| Yes        |_|  No

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 |X| Yes        |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report in the Form 10-QSB, subject to finalization and completion of a review by the Company's independent registered public accounting firm, an estimated net loss of approximately $2.1 million for the first quarter of 2006 as compared to $947,597 for the first quarter of 2005. The increase in net loss primarily resulted from (i) increases in the Company's marketing expenses incurred during the quarter in connection with its business of marketing and selling non-invasive diagnostic test products; (ii) increases in personnel expenses during the quarter resulting from the hiring of four executive officers after March 31, 2005; (iii) the recognition of approximately $112,000 in expense attributable to the Company's investment in BioPad Ltd.; and (iv) the recognition of approximately $180,000 in equity compensation expense incurred during the quarter as a result of the Company's required compliance with SFAS No. 123R.

                          SYNOVA HEALTHCARE GROUP, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2006                     By:      /s/ Robert L. Edwards
                                                  ----------------------------
                                         Name:    Robert L. Edwards
                                         Title:   Chief Financial Officer